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                                                        OMB APPROVAL
                            UNITED STATES               OMB Number. 3235-0145
              SECURITIES AND EXCHANGE COMMISSION        Expires: August 31, 1991
                      WASHINGTON, D.C.  20549           Estimated average burden
                                                        hours per response 14.90
                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. )*

                            SDL Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            78407610
                         (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 78407610                  13G                      PAGE 2  OF 5  PAGES

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Keystone Small Company Growth Fund (S-4)
                  I.R.S. #04-2394427

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  a [ ]
                                                  b [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                  5.       SOLE VOTING POWER

                                    500,000 Shares, Common Stock

                  6.       SHARED VOTING POWER

                                    None

                  7.       SOLE DISPOSITION POWER

                                    500,000 Shares, Common Stock

                  8.       SHARED DISPOSITION POWER

                                    None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  500,000 Shares, Common Stock

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                  N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.16%

12.      TYPE OF REPORTING PERSON*

                  IC

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                            PAGE  3  OF 5  PAGES

Item 1(a).    Name of Issuer:

              SDL Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              80 Rose Orchard Way
              San Jose, CA 95134

Item 2(a).    Name of Person Filing:

              Keystone Small Company Growth Fund (S-4)

Item 2(b).    Address of Principal Business Office, or, if none, residence:

              200 Berkeley Street
              Boston, MA  02116

Item 2(c).    Place of organization:

              Delaware

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              78407610

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a)   [ ]     Broker or Dealer registered under Section 15
                            of the Act
              (b)   [ ]     Bank as defined in Section 3(a)(6) of the Act
              (c)   [ ]     Insurance Company as defined in Section
                            3(a)(19) of the Act
              (d)   [X]     Investment Company registered under Section 8
                            of the Investment Company Act
              (e)   [ ]     Investment Company registered under Section
                            203 of the Investment Advisers Act of 1940
              (f)   [ ]     Employee Benefit Plan, Pension Fund
                            which is subject to the provisions of the
                            Employee Retirement Income Security Act of
                            1974 or Endowment Fund; see Section 240.13d-
                            1(b)(1)(ii)(F)
              (g)   [ ]     Parent Holding Company, in accordance with
                            Section 240.13d-1(b)(ii)(G)  (Note: See Item 7)
              (h)   [ ]     Group, in accordance with Section
                            240.13d-1(b)(1)(ii)(H)
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                                                             PAGE 4  OF 5  PAGES

Item 4.       Ownership:

              If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)      Amount Beneficially Owned:

                    500,000

     (b)      Percent of Class:

                    7.16%

     (c)      Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:

                      500,000

              (ii)  shared power to vote or to direct the vote:

                       None

              (iii) sole power to dispose or to direct the disposition of:

                       500,000

              (iv)  shared power to dispose of or to direct the disposition of:

                       None

Item 5.       Ownership of Five Percent or Less of a Class:

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

                       N/A

Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on by the Parent Holding Company:

                       N/A

Item 8.       Identification and Classification of Members of the Group:

                       N/A

Item 9.       Notice of Dissolution of Group:

                       N/A
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                                                             PAGE 5  OF 5  PAGES

Item 10. Certification:

              The following certificate shall be included if the statement is filed pursuant to Rule 13-1(b):

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        KEYSTONE SMALL COMPANY GROWTH FUND (S-4)
                                        ---------------------------------------
                                                     (Name of Entity)

                                        By Albert H. Elfner, III
                                        --------------------------------
                                        Title: President

Dated: February 14, 1996